

Leaping Group Co., Ltd.

December 17, 2018

<u>Via Edgar</u>

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Office of Telecommunications
U.S. Securities and Exchange Commission

Re: Leaping Group Co., Ltd.
Draft Registration Statement on Form F-1
Filed on November 1, 2018
CIK No. 0001757083

Dear Mr. Spirgel:

This letter is in response to the letter dated November 27, 2018 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") addressed to Leaping Group Co., Ltd. (the "Company", "we", "our"). For ease of reference, we have recited the Commission's comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 ("Draft Amendment No.1") is being submitted confidentially to accompany this letter.

Facing Page

1. We note footnote (1) to the fee table. It appears that shares that are being sold pursuant to Regulation S are also being included in the total number of shares being registered on this registration statement. However, the second sentence of this footnote indicates that these shares are not being registered for sale outside of the United States. Please advise.

In response to the Staff's comments, we revised the disclosure in footnote (1) to the fee table of Draft Amendment No.1.

Prospectus Summary, page 5

2. We note that you describe the TV Series "Meet Myself" as "a success," yet as of June 30, 2018, you have not derived any revenues from your Film Production Business. Please revise to clarify. Please also revise in MD&A at page 37 to clarify why no revenues was recognized in your film production segment in 2018.

In response to the Staff's comments, we revised the disclosure on pages 5, 36, 38, 49, and 58 of Draft Amendment No.1.

Corporate Structure, page 8

3. Please expand your chart to depict your corporate structure upon completion of the offering. Include the percentage of ownership by public shareholders and material beneficial owners assuming complete success of the offering. Also, indicate Mr. Jiangs' and Ms. Wang's direct ownership and control over the issuer, the WFOE and any of the operating companies in China.

In response to the Staff's comments, we revised the disclosure on pages 7, 8, and 51 of Draft Amendment No.1. The post-IPO percentage of ownership by public shareholders and material beneficial owners will be provided after the Company determines the maximum number of Ordinary Shares being offered.

Risks Relating to Doing Business in China
There are significant uncertainties under the Draft Foreign Investment Law..., page 20

4. Please revise your general risk factor captions throughout this section to specifically highlight the risk of non-compliance facing the company. For example, where regulatory compliance is predicated on filings and registrations with the appropriate Chinese regulatory body and the required actions have not yet been taken, the potential violative non-action should be prominently highlighted in the caption, with the text of the risk factor providing the necessary context.

In response to the Staff's comments, we revised the disclosure on page 21 of Draft Amendment No.1. We also inserted two new separate risk factors on page 21 to disclose that we are currently not in compliance with PRC's regulations relating to employee's housing funds and film production.

5. Clarify in a separately captioned risk factor that you are not required by current Chinese law to operate your business through a VIE structure because direct foreign ownership of a company operating the advertising services sector is not, as disclosed in paragraph two of your risk factor, on the prohibited or negative list currently. Please highlight that by voluntarily adopting the VIE structure, shareholders are subject to greater uncertainty as to the legality of their share ownership.

The Company respectfully advises the Staff that we are required by current Chinese law to operate our business through a VIE structure because direct foreign ownership of a company operating in the film production industry or TV program production industry is currently on the prohibited or negative list, although a company operating in the advertising services sector is not.

In response to the Staff's comments, we revised the disclosure on page 20 of Draft Amendment No.1 to clarify that our VIE, LMG, is operating in the film production industry and TV program production industry, which are currently on the prohibited or negative list.

Our contractual arrangements with LMG and its shareholders may not be effective..., page 22

6. Please revise to disclose the holders of the remaining 50% of LMG's outstanding equity not held by Mr. Bo Jiang are Mr. Tao Jiang and Ms. Di Wang, and discuss their relationship with the company.

In response to the Staff's comments, we clarified that the holders of the remaining 50% of LMG's outstanding equity not held by Mr. Bo Jiang are Mr. Tao Jiang, our CEO, and Ms. Di Wang, our vice-president. Please refer to the revised disclosure on page 22 of Draft Amendment No.1.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances, page 27

7. Clarify whether the risk described in this risk factor affects possible market transactions of ordinary shares purchased in this offering.

In response to the Staff's comments, we revised the disclosure on page 27 of Draft Amendment No.1.

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering..., page 28

8. Please revise to disclose the number of shares that could be sold pursuant to Rule 144 during the pendency of this offering.

In response to the Staff's comments, we revised the disclosure on page 28 of Draft Amendment No.1 to disclose the number of shares that could sold pursuant to the Rule 144 during the pendency of the offering.

Use of Proceeds, page 31

9. We note that you intend to use the net offering proceeds for purposes that relate to your operations conducted in the PRC. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiary through loans and capital contributions and to your VIE through loans, subject to applicable government registration and approval requirements. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary, and to make loans to your VIE. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and that you will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

In response to the Staff's comments, we revised our disclosure on page 31 of Draft Amendment No.1 and inserted a new risk factor on page 19 of Draft Amendment No.1 relating to PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion which may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business

10. Expand the use of proceeds table to highlight the amount and use of proceeds at levels between the minimum and maximum offering amounts.

In response to the Staff's comments, we revised the disclosure on page 31 of Draft Amendment No.1.

Business Overview, page 36

11. Disclose why management has adopted a VIE ownership structure when multi-channel advertising services and event planning are not "restricted" or "prohibited" foreign-controlled businesses under Chinese law.

In response to the Staff's comments, we revised the disclosure on pages 5, 20, 36, and 49 of Draft Amendment No.1 to clarify that management has adopted a VIE ownership structure because the film production and TV program production business, which LMG is currently operating, is a "restricted" or "prohibited" foreign-controlled business under Chinese law.

Regulations

Regulations on Wholly Foreign Owned Enterprises, page 62

12. Reconcile your statement that the business scope of the WFOE you established in October 2018, "does not involve any industries subjected to permission or approval procedures" with your discussion of "Regulations on Foreign Investment in Movie Production and Distribution Companies" on page 61 which states that foreign investors are prohibited from investing in movie production companies, and that construction and operation of movie theaters require that the controlling shareholder be Chinese citizens or institutions.

In response to the Staff's comments, we revised the disclosure in the Regulations section on pages 61 and 62 of Draft Amendment No.1 to reconcile the statements and clarify that the business scope of WFOE is to provide management and consulting services to LMG while LMG engages in the business of producing films and TV programs.

Related Party Transactions, page 70

13. Describe the business relationship between the company and Asia Times Holding Limited.

Asia Times Holding Limited ("Asia Times") is a consultant of the Company. On October 23, 2018, Mr. Bo Jiang transferred 4,500,000 Ordinary Shares to Asia Times as compensation for consulting services to be provided by Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd., a PRC company and a VIE of Asia Times ("Qianhai"), in connection with the Company's proposed initial public offering. Pursuant to that certain Amended and Restated Consulting Agreement between Qianhai and LMG dated December 10, 2018, Asia Times agreed to receive cash instead of Ordinary Shares as compensation. As of the date of Draft Amendment No.1, the 4,500,000 Ordinary Shares held by Asia Times have been returned to the Company and cancelled. In response to the Staff's comments, we revised the disclosure on page 69 of Draft Amendment No.1 to describe the business relationship between the company and Asia Times.

Financial Statements

Summary of Significant Accounting Policies

Inventories, net, page F-11

14. It appears that your inventory caption is substantially composed of film costs. Please tell us the consideration you gave to the guidance in ASC 926-20-45 when classifying these costs as current assets.

In response to the Staff's comments, we revised our disclosure on pages 12, 40, F-3, F-10, and F-20 of Draft Amendment No.1 to reclassify the production costs as non-current assets.

15. Based on your disclosure that some of your films and TV programs have already enjoyed success, please tell us the consideration you gave to providing additional disclosure regarding expected amortization of related costs. Refer to ASC 926-20-50-1.

In response to the Staff's comments, we revised our disclosure on page F-20 of Draft Amendment No.1 to provide additional disclosure that, since we did not generate any revenue from our film production business in the fiscal years ended June 30, 2017 and 2018, we did not amortize the production costs during those fiscal years but expect to amortize the production costs during the fiscal year ending June 30, 2019.

Revenue Recognition, page F-12

16. We note your disclosure that revenue is recognized only when the price is fixed or determinable. Elsewhere in your disclosure you note that "The price of 15-second slots on our pre-movie advertising network is ranged from US$4,611 to US$4,995 based on the size of each movie theater and the box office gross of each movie before which the advertisement is placed…" Please clarify how the box office gross is determined and to what extent this may delay the recognition of revenue for pre-movie advertisements.

In response to the Staff's comments, we respectfully advise the Staff that prices were specified and fixed for each time slot when signing the pre-movie advertisements display agreements with our clients. The price of time slots is not linked to the box office gross. Therefore, the box office gross does not affect or delay the recognition of revenue for pre-movie advertisements. We have revised our disclosure on pages 36 and 58 of Draft Amendment No.1 to clarify that the price of time slots on our pre-movie advertising network is not linked to the box office gross of each movie before which the advertisement is placed, and it is rather based on the number of movie theaters in which the advertisement is placed, the length of the time slot purchased, as well as the duration of the advertising campaign.

17. Please expand your disclosure to include your policy for recognizing revenue from arrangement with your regional distributors versus direct sales.

In response to the Staff's comments, we revised our disclosure on pages 42 and F-12 of Draft Amendment No.1.

Signatures, page II-4

18. Please revise to indicate who is signing in the capacity of principal accounting officer or controller. Please refer to Form F-1, Signatures, Instructions.

In response to the Staff's comments, we revised our disclosure on page II-4 of Draft Amendment No.1.

General

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

20. We note that you cite to industry research for information and statistics regarding business and economic trends. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note by way of example only the Frost & Sullivan reports cited at page 45 through 48 of your registration statement.

The information and statistics regarding business and economic trends we cite in Draft Amendment No.1 are all from an industry research report titled China Film Industry and Marketing Services Industry Independent Market Research (the "Industry Research Report") prepared by Frost Sullivan Information Ltd. ("Frost & Sullivan") for us in connection with the offering. The Industry Research Report sources information and statistics from: (i) publicly available materials published by government agencies and third parties, such as the Ministry of Commerce of PRC, the National Bureau of Statistics of PRC, and the Nasdaq; and (ii) proprietary data collected and prepared by Frost & Sullivan based on expert interviews and primary market research conducted by Frost & Sullivan.

In response to the Staff's comments, the Company encloses as <u>Annex A</u> to this letter the relevant portions of the Industry Research Report supporting the corresponding statements in the Draft Amendment No. 1. The Company also encloses the complete Industry Research Report as <u>Annex B</u> to this letter.

In responding to your comments, the Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tao Jiang
_____
Name: Tao Jiang
Title: Chief Executive Officer

Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

Item	Statement in Draft Amendment No.1	Page Number in Draft Amendment No.1	Page Number in the Industry Research Report by Frost & Sullivan
A	Based on the primary research and expert interviews conducted by Frost & Sullivan, due to the immersive nature, audiences tend to be more emotionally engaged with the content, and are able to process the advertisement content more consciously, making pre-movie advertising effective.	Page 45	Page 9
B	According to data from the National Film Box Office, cinema attendance in China exceeded 1.6 billion in 2017, with pre-movie advertisements having reached over 60% of the cinema in the country.	Page 45	Page 7
C	China is considered the fastest-growing film market in the world, with the total box office revenue of China reaching RMB55.9 billion in 2017. According to the primary research and expert interviews conducted by Frost & Sullivan, it is expected that box office revenue in China will exceed RMB200 billion by 2022 and will surpass North America as the world's largest film market in terms of the box office revenue and audience numbers.	Page 45	Page 6

D	According to Frost and Sullivan, the market size of pre-movie advertising services has increased from RMB1.2 billion in 2013 to RMB5.2 billion in 2017, representing a CAGR (compound annual growth rate) of 44.3% from 2013 to 2017, which is one of the fastest growing segments in the overall advertising service market in the PRC. As a result, the expected growth of the pre-movie advertising market will provide a strong growth impetus to the advertising service market in the PRC in the future. It is expected that pre-movie advertising services will reach RMB19.6 billion in 2022, representing a CAGR of 29.9% from 2018 to 2022.	Page 45	Page 10
E	With the rise of urban per capita annual disposable income from RMB27,000 in 2013 to RMB36,500 in 2017, representing a CAGR of 7.8%, consumers' willingness to spend on cultural entertainment services has significantly increased, translating into opportunities for the film industry in China.	Page 45	Page 11
F	The fast growth of the film industry in China in recent years has propelled the rapid development of the cinema industry. Currently, there are over 50,000 film screens in China, primarily located in first-tier cities.	Page 46	Page 12
G	It is estimated by Frost & Sullivan that, in 2017, second- and third-tier cities together contributed more than 50% of the total box office revenue in the PRC.	Page 46	Page 13
H	Cinema operators are the market players in the pre-movie advertising market, with five major cinema operators contributing to over 20% of the cinema market in China in 2017 according to primary research and expert interviews conducted by Frost & Sullivan. The remaining 80% of the cinema market is scattered across the country.	Page 46	Page 14

I	With the strong government support in different provinces such as Jiangsu, the marketing service in the PRC has been growing rapidly in recent years, increasing from RMB2,370.1 billion in 2013 to RMB3,019.7 billion in 2017 according to data from the National Bureau of Statistics of the PRC, representing a CAGR of 6.2%, and is expected to reach RMB4,210.6 billion in 2022 according to primary research and expert interviews conducted by Frost & Sullivan, representing a CAGR of 6.2%.	Page 46	Page 17
J	The market size of the design and production services industry in the PRC has increased from RMB48.4 billion in 2013 to RMB60.4 billion in 2017 according to data from the National Bureau of Statistics of the PRC, representing a CAGR of 5.7%. With the continued development of the PRC economy, and increasingly sophisticated design and production services requested by clients, the market size is forecasted to maintain its growth momentum at a CAGR of 6.5% according to primary research and expert interviews conducted by Frost & Sullivan, reaching RMB81.3 billion in 2022	Page 47	Page 18
K	In line with the growth of the economy and the development of various industries in the PRC, the event management market has experienced a rapid growth in recent years, increasing from RMB231.7 billion in 2013 to RMB335.9 billion in 2017 according to data from the National Bureau of Statistics of the PRC, representing a CAGR of approximately 9.7%. Going forward, the market size of event management is expected to increase at a CAGR of 9.8%, reaching RMB516.7 billion in 2022, according to primary research and expert interviews conducted by Frost & Sullivan. The growth is attributable by drivers including the growing macro economy and downstream industries in China, and increase in annual per capita disposable income.	Page 47	Page 19

L	The Ministry of Culture, the National Development and Reform Commission, the Ministry of Finance and the State Administration of Cultural Heritage of the PRC issued "Suggestions on the Promotion of Cultural and Creative Products of Cultural and Cultural Relics Institutions" in 2017 with the aim of stimulating the collaboration of cultural and creative related organizations such as art galleries, cultural pavilions, and other groups with cultural resources, and encouraging such groups to expand their cooperation with private organizations to share resources, ideas, and market. Also, the State Council has further stimulated the development of marketing services market by encouraging activities and events such as design competitions and international exhibitions to promote the demonstration and trade of related products and services and help local products go abroad. These initiatives have provided strong growth opportunities for the design and production market in the PRC.	Page 48	Page 20

INDUSTRY

All the information and data presented in this section have been derived from Frost & Sullivan's industry report in September, 2018 titled "China Film Industry and Marketing Services Industry Independent Market Research," unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Introduction of China Film Industry

The film industry is defined as the commercial activities related to the production and distribution of films, conducted by entities such as film production companies, film issuers, actor management companies, and advertising agencies. There are four main revenue streams for the film industry, namely:

- Box office and distribution: theater attendance, DVD, OTT, VOD, etc.;
- Copyright trade: overseas trade for screening copyright;
- Peripheral products: clothing, toys, accessories, etc.; and
- Advertising: product placement, pre-movie advertising, etc.

Characteristics of Pre-Movie Advertising Industry

Effective advertising channel. Pre-movie advertising is an effective channel for advertisers to deliver their message and make their brand stand out. Compared to audiences of other mediums such as TVs and mobile phones, the majority of audiences that are willing to pay and enter the movie theatre, are devoting their undivided attention to the screen in the movie theater. Based on the primary research and expert interviews conducted by Frost & Sullivan, due to the immersive nature, audiences tend to be more emotionally engaged with the content, and are able to process the advertisement content more consciously, making pre-movie advertising effective.   A

Rising value of pre-movie advertising. Underpinned by the strong growth of the overall film market and rising number of cinema audiences, the value of pre-movie advertising has been constantly rising. According to data from the National Film Box Office, cinema attendance in China exceeded 1.6 billion in 2017, with pre-movie advertisements having reached over 60% of the cinema in the country. With the cost of pre-movie advertising steadily   B rising, the intrinsic value of pre-movie advertising in terms of number of views and reach in China has therefore been enhanced with the increase in the number of audiences at the cinemas.

Market Size of Pre-Movie Advertising Service

China's culture and entertainment industry has been growing rapidly in recent years. China is considered the fastest-growing film market in the world, with the total box office revenue of China reaching RMB55.9 billion in 2017. According to the primary research and expert interviews conducted by Frost & Sullivan, it is expected that box office revenue in China will exceed RMB200 billion by 2022 and will surpass North America as the world's largest film market in terms of the box office revenue and audience numbers. The pre-movie advertising market in the PRC has   C witnessed a strong growth in recent years primarily due to the growth of the PRC's film market and rising number of cinema audiences. According to Frost and Sullivan, the market size of pre-movie advertising services has increased from RMB1.2 billion in 2013 to RMB5.2 billion in 2017, representing a CAGR (compound annual growth rate) of 44.3% from 2013 to 2017, which is one of the fastest growing segments in the overall advertising service market in the PRC. As a result, the expected growth of the pre-movie advertising market will provide a strong growth impetus to   D the advertising service market in the PRC in the future. It is expected that pre-movie advertising services will reach RMB19.6 billion in 2022, representing a CAGR of 29.9% from 2018 to 2022.